# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V200
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2001 Kirby Drive, Suite 200, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001056581

## Reporting persons
- Jeffrey L. Gendell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 784,501; sole dispositive power 0; shared dispositive power 784,501; aggregate amount beneficially owned 784,501 (5.6% of the class)
  Comment: The percentages used in this Schedule 13G are calculated based upon the 13,949,990 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Nine Energy Service, Inc. (the "Company") issued and outstanding as of April 27, 2026, as set forth in the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 28, 2026.

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 2001 Kirby Drive, Suite 200, Houston, Texas 77019.

## Item 2. Person Filing
Name of person filing:
This statement is filed by Jeffrey L. Gendell, a United States citizen ("Mr. Gendell" or the "Reporting Person"), with respect to (i) 575,251 shares of Common Stock directly owned by Tontine Capital Overseas Master Fund II, L.P. ("TCOM II"), a limited partnership under the laws of the State of Delaware, and (ii) 209,250 shares of Common Stock directly owned by Tontine Financial Partners, L.P. ("TFP"), a limited partnership organized under the laws of the State of Delaware. Mr. Gendell serves as (1) the Managing Member of Tontine Asset Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware, which serves as general partner of TCOM II, and (2) the Managing Member of Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware, which serves as general partner of TFP.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 784,501
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 784,501
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 784,501

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jeffrey L. Gendell: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell (05/15/2026)